MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2014

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, “we”, “us”, “our”, the “Company”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months and six months ended June 30, 2014 (the “Consolidated Financial Statements”) and our restated audited consolidated financial statements and restated MD&A for the year ended December 31, 2013. The date of this MD&A is September 17, 2014. Details of the restatement referred to below are provided in Note 2 to the Consolidated Financial Statements. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our cautionary notes relating to forward-looking statements at the end of this MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” below for a calculation of our netbacks. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales.

Explanatory Note Regarding the Restatement of Previously Issued Consolidated Financial Statements

We have restated our consolidated balance sheets as at December 31, 2013, December 31, 2012 and January 1, 2012, and our consolidated statements of income (loss), consolidated statements of cash flows and statements of changes in shareholders’ equity for the years ended December 31, 2013 and 2012. Further information on these adjustments and a reconciliation of amounts previously reported are contained in Note 2 to the restated consolidated financial statements for the years ended December 31, 2013 and 2012. The Company has not amended and does not intend to amend the annual filings made for the years ended December 31, 2012 or 2011 or the interim filings made in 2013 or prior years, although restated balances have been presented as comparatives in the re-filed interim filing for the three months ended March 31, 2014 and this interim filing for the three and six months ended June 30, 2014, and will be presented as comparatives in future filings where appropriate. Accordingly, this MD&A should be read in conjunction with the Company’s filings that have been filed on or after September 17, 2014.

The consolidated financial statements of the Company, the report of the auditors’ thereon and the auditors’ report on the effectiveness of internal control over financial reporting, that were filed prior to September 17, 2014 for the periods from 2008 to March 31, 2014, inclusive, should no longer be relied upon.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

During the second quarter of 2014, information drawing into question the appropriateness of certain of the Company’s accounting practices came to the attention of senior management of the Company. This information led to senior management making a recommendation to the Board of Directors (the “Board”) of the Company that the Audit Committee of the Board (the “Audit Committee”) conduct an independent review of these practices. At the direction of the Audit Committee, an internal review (the “Review”) was undertaken. The Audit Committee, comprised solely of independent directors, retained independent Canadian and U.S. legal counsel, and an independent forensic accounting firm, to assist the Audit Committee in conducting the Review. The Review identified accounting practices that, among other things, had the effect of reducing the Company’s previously reported operating expenses and increasing the Company’s previously reported royalty expense and capital expenditures in 2014, 2013, 2012 and prior periods, which practices were not supportable and required adjustment.

The Review determined that the following matters required adjustment:

•	certain expenses reclassified as property, plant and equipment from operating expenses without adequate support;

•	certain expenses reclassified as royalties from operating expenses without adequate support;

•	certain accrual provisions related to capital expenditures recorded on the balance sheets which were no longer required;

•	certain property, plant and equipment incorrectly classified as operating expenses and certain operating expenses incorrectly classified as property, plant and equipment; and

•	delays in recording certain oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments.

Summary of Key Impacts of the Restatement

The key effects of the restatement on the consolidated balance sheets as at December 31, 2013 are as follows:

	As reported	Adjustment	As restated
	December 31, 2013

Property, plant and equipment	$9,392	$(317)	$9,075
Accounts payable and accrued liabilities	654	(56)	598
Deferred tax liability	1,102	(62)	1,040
Deficit	(1,494)	14	(1,480)
Total assets	12,644	(315)	12,329
Total liabilities	$4,934	$(118)	$4,816

The key effects of the restatement on the consolidated statements of income (loss) for the three month and six month periods ended June 30, 2013:

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended June 30, 2013			Six months ended June 30, 2013

Operating costs	$214	$55	$269	$431	$110	541
Royalties	132	(26)	106	251	(51)	200
Depletion, depreciation and impairment	270	(6)	264	549	(13)	536
Loss on dispositions	—	(4)	(4)	—	(4)	(4)
Deferred tax recovery	—	(6)	(6)	(26)	(11)	(37)
Net loss	$(40)	$(13)	$(53)	$(137)	$(31)	$(168)

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

The key effects of the restatement on the consolidated statements of cash flows for the three month and six months periods ended June 30, 2013 are as follows:

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended June 30, 2013			Six months ended June 30, 2013

Cash flow from Operating activities	$199	(29)	170	455	(59)	396
Cash flow from Investing activities	$(195)	29	(166)	(595)	59	(536)

Calculation of Funds Flow

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2014	2013(1)	2014	2013(1)
Cash flow from operating activities	$214	$170	$436	$396
Change in non-cash working capital	77	72	111	65
Decommissioning expenditures	7	7	20	25

Funds flow	$298	$249	$567	$486

Basic per share	$0.61	$0.51	$1.15	$1.01
Diluted per share	$0.60	$0.51	$1.15	$1.01

(1)	Restated.

Second Quarter Highlights

•	Production in the second quarter averaged 106,706 boe per day compared to 140,083 boe per day in the second quarter of 2013. Production is on target as we have experienced strong results from our drilling program earlier in the year and increased our production reliability.

•	Development capital expenditures for the second quarter of 2014 were $65 million compared to $68 million in the comparative period in 2013. Second quarter activities were minimal due to spring break-up and consistent with our plan.

•	Netbacks were $39.37 per boe compared to $28.30 per boe in the second quarter of 2013. The increase is mainly due to higher commodity prices and lower operating expenses.

•	Funds flow for the second quarter of 2014 was $298 million compared to $249 million in the comparative period in 2013. The increase is the result of higher commodity prices and lower operating costs which was partially offset by declines in revenue as a result of asset disposition activity.

•	Net income in the second quarter of $143 million compared to a $53 million net loss in the comparable period in 2013. Net income increased in 2014, mainly due to operating cost reductions and unrealized foreign exchange gains as a result of the strengthening of the Canadian dollar compared to the US dollar in the period.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

2014 First Half Highlights

•	Production for the first half of 2014 was 109,070 boe per day compared to 141,436 boe per day in 2013. The decrease in production is primarily due to asset dispositions completed in 2013 and 2014 and our decision not to restore production shut-in due to marginal economic returns during 2013. Our forecast 2014 average production is 101,000 boe per day to 106,000 boe per day.

•	Development capital expenditures for the first half of 2014 were $260 million (2013 – $453 million) as we concentrated our activities in the Cardium, Slave Point and Viking. During this period we drilled 58 net wells and continued to benefit from operational efficiencies and reduced cycle times.

•	Netbacks were $37.41 per boe (2013 – $26.89 per boe) and benefited from a strong commodity price environment and we continued to improve our cost structure.

•	Funds flow in 2014 totalled $567 million, an improvement from the $486 million in 2013. The increase is attributed to a higher commodity price environment and lower operating costs. This was partially offset by lower revenue as a result of asset dispositions in 2013.

•	Net income in 2014 was $54 million compared to a net loss of $168 million in 2013. Lower depletion charges primarily relating to asset dispositions, lower operating costs and a decline in unrealized foreign exchange losses led to the increase.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	June 30 2014	Mar. 31 2014(3)	Dec. 31 2013(3)	Sep. 30 2013(3)	June 30 2013(3)	Mar. 31 2013(3)	Dec. 31 2012(3)	Sep. 30 2012(3)
Gross revenues (1)	$650	$668	$615	$773	$745	$704	$799	$840
Funds flow	298	269	203	296	249	237	260	321
Basic per share	0.61	0.55	0.42	0.61	0.51	0.49	0.54	0.67
Diluted per share	0.60	0.55	0.42	0.61	0.51	0.49	0.54	0.67
Net income (loss)	143	(89)	(675)	34	(53)	(115)	(79)	(80)
Basic per share	0.29	(0.18)	(1.38)	0.07	(0.11)	(0.24)	(0.17)	(0.17)
Diluted per share	0.29	(0.18)	(1.38)	0.07	(0.11)	(0.24)	(0.17)	(0.17)
Dividends declared	69	69	68	68	131	130	129	129
Per share	$0.14	$0.14	$0.14	$0.27	$0.27	$0.27	$0.27	$0.27
Production
Liquids (bbls/d) (2)	69,409	71,638	78,874	84,460	88,146	89,250	99,071	105,588
Natural gas (mmcf/d)	224	239	275	296	312	321	329	329

Total (boe/d)	106,706	111,461	124,752	133,712	140,083	142,804	153,931	160,339

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.
(3)	Restated.

Business Strategy

In 2014, we continue to make progress toward our goals of long-term sustainability and overall competitiveness as we enter the first year of our long-term plan. We have successfully implemented a number of strategies to improve our operational efficiencies which have led to lower costs and reduced drilling cycle times and we will continue to focus on these as we move forward. Our development activities in 2014 have been concentrated on our light-oil targets in the Cardium, Slave Point and Viking.

We have and will continue to streamline our business model and improve our processes with the expectation that our workflow and cost structure will continue to become increasingly competitive. As outlined in our long-term plan we remain focused on increasing the value of each barrel we produce through an emphasis on capital efficiency, cost performance and delivery performance in an effort to increase value for our shareholders.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Business Environment

The following table outlines quarterly averages for benchmark prices and our realized prices for the previous five quarters.

	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Benchmark prices
WTI crude oil (US$/bbl)	$102.99	$98.62	$97.50	$105.80	$94.23
Edm mixed sweet par price (CAD$/bbl)	105.50	99.74	86.33	104.69	92.58
NYMEX Henry Hub Close (US$/mcf)	4.67	4.94	3.60	3.58	4.09
AECO Monthly Index (CAD$/mcf)	4.68	4.76	3.15	2.67	3.59

Penn West average sales price (1)
Light oil and NGL (per bbl)	94.15	91.67	77.43	92.42	82.65
Heavy oil (per bbl)	79.40	69.15	58.66	84.02	67.10
Total liquids (per bbl)	91.26	87.54	73.96	90.88	79.89
Natural gas (per mcf)	4.96	5.75	3.51	2.83	3.70

Benchmark differentials
WTI – Edm Light Sweet ($US/bbl)	(6.14)	(8.25)	(15.02)	(4.80)	(3.60)
WTI – WCS Heavy ($US/bbl)	$(20.04)	$(23.27)	$(32.21)	$(17.47)	$(19.13)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

During the second quarter of 2014, increasing tensions between Russia and the Ukraine and continued uncertainty regarding Libyan oil exports contributed to increases in Brent and WTI pricing. Additional pipeline capacity to move crude from Cushing to the Gulf Coast came on-line, which resulted in a significant reduction in Cushing inventories in the quarter. At June 30, 2014, Cushing inventories had reached their lowest level in the last five years.

Also, during the second quarter, the U.S. Government approved a number of export licenses to ship Canadian crude from U.S. ports with at least one operator already beginning to move crude under this license by the end of June.

All our crude oil hedges expired as of June 30, 2014.

Natural Gas

US natural gas storage levels reached a new 11-year low in March 2014 due to the prolonged winter weather in North America. Since April, more than one Tcf of natural gas has been added to storage, marking the quickest injection of that amount since 2003. These above average gains and a cooler start to summer in North America are easing concern over winter fuel shortages.

The natural gas rig count in the US continued its decline in the second quarter, decreasing to approximately 300 rigs in June, its lowest point since 1993. Even with this lower rig count, US production has steadily increased, primarily due to new infrastructure which is facilitating natural gas shipments from the Marcellus to market. Total US natural gas marketed production is anticipated to grow at an average rate of four percent this year. This increasing domestic production will likely continue to put downward pressure on natural gas imports from Canada, with projections of net imports of 3.7 Bcf per day this year and 3.1 Bcf per day next year, which will be the lowest level since 1987.

We have 140,000 mcf per day of 2014 natural gas production hedged with 90,000 mcf per day swapped at $3.90 per mcf and 50,000 mcf per day collared between $3.41 and $4.17 per mcf along with 70,000 mcf per day of 2015 natural gas production collared between $3.69 per mcf and $4.52 per mcf.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Average Sales Prices

	Three months ended June 30			Six months ended June 30
	2014	2013(2)	% change	2014	2013(2)	% change

Light oil (per bbl)	$101.32	$88.16	15	$98.46	$86.09	14
Risk management gain (loss) (per bbl) (1)	(4.85)	0.32	(100)	(3.51)	0.46	>(100)

Light oil net (per bbl)	96.47	88.48	9	94.95	86.55	10

Heavy oil (per bbl)	79.40	67.10	18	74.40	58.81	27

NGL (per bbl)	52.93	47.46	12	60.39	51.24	18

Natural gas (per mcf)	4.96	3.70	34	5.37	3.44	56
Risk management gain (loss) (per mcf) (1)	(0.42)	(0.10)	(100)	(0.44)	0.03	>(100)

Natural gas net (per mcf)	4.54	3.60	26	4.93	3.47	42

Weighted average (per boe)	69.76	58.49	19	69.17	56.20	23
Risk management gain (loss) (per boe) (1)	(3.05)	(0.07)	(100)	(2.51)	0.26	>(100)

Weighted average net (per boe)	$66.71	$58.42	14	$66.66	$56.46	18

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Restated.

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2014	2013	% change	2014	2013	% change
Light oil (bbls/d)	47,525	62,676	(24)	48,774	63,019	(23)
Heavy oil (bbls/d)	13,625	15,653	(13)	13,373	15,987	(16)
NGL (bbls/d)	8,259	9,817	(16)	8,370	9,689	(14)
Natural gas (mmcf/d)	224	312	(28)	231	316	(27)

Total production (boe/d)	106,706	140,083	(24)	109,070	141,436	(23)

Our production volumes are on target for the first six months of 2014 as we continued to experience strong results from our drilling program and minimize production downtime. The decrease from both comparative periods was due to asset dispositions completed in 2013 and 2014 and our decision to not restore shut-in production as a result of marginal economic returns.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Netbacks

	Three months ended June 30
	2014				2013(3)
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)

Operating netback (1):
Sales price	$94.15	$79.40	$4.96	$69.76	$58.49
Risk management loss (2)	(4.13)	—	(0.42)	(3.05)	(0.07)
Royalties	(15.30)	(13.39)	(0.87)	(11.54)	(8.38)
Operating costs	(15.95)	(20.83)	(2.00)	(15.20)	(21.15)
Transportation	—	—	(0.28)	(0.60)	(0.59)

Netback	$58.77	$45.18	$1.39	$39.37	$28.30

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	55,783	13,625	224	106,706	140,083

	Six months ended June 30
	2014				2013(3)
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)

Operating netback (1):
Sales price	$92.89	$74.40	$5.37	$69.17	$56.20
Risk management gain (loss) (2)	(3.00)	—	(0.44)	(2.51)	0.26
Royalties	(15.62)	(11.39)	(0.58)	(10.82)	(7.84)
Operating costs	(18.79)	(24.40)	(2.35)	(17.82)	(21.14)
Transportation	—	(0.03)	(0.29)	(0.61)	(0.59)

Netback	$55.48	$38.58	$1.71	$37.41	$26.89

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	57,144	13,373	231	109,070	141,436

(1)	Excluded from the netback calculation was $2 million primarily related to sulphur sales.
(2)	Gross revenues include realized gains and losses on commodity contracts.
(3)	Restated.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2014	2013	% change	2014	2013	% change
Light oil and NGL	$459	$547	(16)	$931	$1,080	(14)
Heavy oil	98	96	2	180	171	5
Natural gas	93	102	(9)	207	198	5

Gross revenues (1)	$650	$745	(13)	$1,318	$1,449	(9)

(1)	Gross revenues include realized gains and losses on commodity contracts and related foreign exchange.

Overall, revenues have decreased compared to both 2013 periods due to lower production volumes from asset dispositions closed in 2013 and 2014 and our decision not to restore production shut-in due to marginal economic returns during 2013. On a product basis, the increases in heavy oil and natural gas revenues were due to increases in commodity prices which more than offset the effects of disposition activity.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – June 30, 2013	$1,449
Decrease in light oil and NGL production	(230)
Increase in light oil and NGL prices (including realized risk management)	81
Decrease in heavy oil production	(28)
Increase in heavy oil prices	37
Decrease in natural gas production	(52)
Increase in natural gas prices (including realized risk management)	61

Gross revenues – January 1 – June 30, 2014	$1,318

Royalties

	Three months ended June 30			Six months ended June 30
	2014	2013(2)	% change	2014	2013(2)	% change
Royalties (millions)	$112	$106	6	$214	$200	7
Average royalty rate (1)	16%	14%	2	16%	14%	2
$/boe	$11.54	$8.38	38	$10.82	$7.84	38

(1)	Excludes effects of risk management activities.
(2)	Restated.

Royalties increased in 2014 primarily due to higher commodity prices. In the second quarter of 2014 prior year gas cost allowance amendments also contributed to a higher royalty rate.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Expenses

	Three months ended June 30			Six months ended June 30
(millions)	2014	2013(1)	% change	2014	2013(1)	% change
Operating	$147	$269	(45)	$351	$541	(35)
Transportation	6	7	(14)	12	15	(20)
Financing	40	47	(15)	81	92	(12)
Share-based compensation	$8	$16	(50)	$17	$24	(29)

(1)	Restated.

	Three months ended June 30			Six months ended June 30
(per boe)	2014	2013(1)	% change	2014	2013(1)	% change
Operating	$15.20	$21.15	(28)	$17.82	$21.14	(16)
Transportation	0.60	0.59	2	0.61	0.59	3
Financing	4.21	3.64	16	4.14	3.58	16
Share-based compensation	$0.75	$1.27	(41)	$0.79	$0.93	(15)

(1)	Restated.

Operating

In 2014, operating expenses were lower than the comparable periods primarily due to lower labour costs and as a result of our focus on reducing operating expenses.

Reported operating expenses of $15.20 per boe in the quarter ($17.82 per boe for the six months ended June 30, 2014), was lower than expected as a result of success in our ongoing cost reduction efforts which caused our operating cost accruals to be too high. In the second quarter we reduced our operating expenses accruals to more accurately reflect costs, which resulted in a reduction of $26 million to our reported operating expenses. This translates to an accrual adjustment of $2.65 per boe in the second quarter of 2014 ($1.30 per boe for the six months ended June 30, 2014). This accrual adjustment represents a change in an estimate in the current quarter and is not related to the matters corrected in the restatement adjustments.

Operating expenses of $19.12 per boe for the first half of 2014, before the effect of the accrual adjustment, is more indicative of our future and ongoing performance. The company remains committed to further reductions in operating expenses from these levels.

Operating expenses for the second quarter of 2014 included a $2 million realized loss on electricity contracts (2013 – $7 million) and for the six months ended 2014 include a realized loss of $2 million (2013 – $8 million gain). In the first half of 2014, the average Alberta pool price was $51.46 per MWh (2013 – $92.48 per MWh). We currently have the following contracts in place that fix the price on our electricity consumption; in 2014 approximately 80 MW fixed at $58.50 per MWh, in 2015 approximately 80 MW fixed at $56.69 per MWh and in 2016 approximately 25 MW fixed at $49.90 per MWh.

Financing

During the second quarter of 2014, the Company renewed its unsecured, revolving syndicated bank facility from an aggregate borrowing level of $3.0 billion to $1.7 billion. The new bank facility consists of two tranches; tranche one has a borrowing limit of $1.2 billion and is a five-year facility with a maturity date of May 6, 2019 and is extendible and tranche two has a $500 million borrowing limit with a maturity date of June 30, 2016. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At June 30, 2014, the Company had approximately $1.5 billion of unused credit capacity available.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

As at June 30, 2014, the value of the Company’s senior unsecured notes was $2.0 billion (December 31, 2013 – $2.1 billion), with a weighted average interest rate, including the effects of cross currency swaps, of approximately 6.0 percent (December 31, 2013 – 6.1 percent) and a weighted average remaining term of 4.2 years (December 31, 2013 – 4.5 years). During the second quarter of 2014, we repaid $59 million on our senior unsecured notes as they matured (2013 – $5 million). There have been no senior unsecured notes issued in 2014 or 2013.

Summary information on our senior unsecured notes outstanding is as follows:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80%		3.0
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25%		3.5
UK Notes	July 31, 2008	£57	10 years	6.95	% (1)	4.1
2009 Notes	May 5, 2009	US$149 (2), £20, €10, CAD$5	5 – 10 years	8.85	% (3)	3.8
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.47%		4.3
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	5.00%		7.2
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.49%		5.6

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments and extend over the remaining five years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

As a result of the decision to restate certain of its historical financial statements and the delay in filing of its second quarter 2014 financial statements, the Company was in default of certain terms and conditions of its bank facility and its senior unsecured notes. Such defaults did not relate to any of the financial covenants under the bank facility or the senior unsecured notes. The Company subsequently received waivers in respect of these defaults from the lenders under the bank facility and the holders of the senior unsecured notes in August 2014. Subject to certain conditions, the waivers had the effect of extending the cure period for such defaults and allowing for the defaults to be cured by delivery of the restated historical and second quarter 2014 financial statements. With the curing of the defaults by delivery of such financial statements, the bank facility and notes remain in place on their existing terms.

Our debt capital structure includes shorter-term financings under our syndicated bank facility and longer-term instruments through our senior unsecured notes. Financing charges in 2014 decreased compared to 2013 as the outstanding balance under our credit facility was lower. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under our syndicated bank facilities held in short-term money market instruments, we believe the long-term nature and fixed interest rates inherent in the senior notes are favourable for a portion of our debt capital structure.

The interest rates of the Company’s credit facility are subject to fluctuations in short-term money market rates as advances on the credit facility are generally made under short-term instruments. As at June 30, 2014, 11 percent (December 31, 2013 – none) of our long-term debt instruments were exposed to changes in short-term interest rates.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the second quarter of 2014 nil (2013 – $2 million) was incurred and for the first six months of 2014 an expense of $1 million (2013 – $4 million) was incurred to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps. Our outstanding interest rate swaps expired in January 2014.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”) which includes restricted options, restricted rights and share rights, our Long-Term Retention and Incentive Plan (“LTRIP”), our Deferred Share Unit Plan (“DSU”) and our Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2014	2013	% change	2014	2013	% change
Options	$2	$5	(60)	$5	$8	(38)
LTRIP	5	6	(17)	9	10	(10)
PSU	1	5	(80)	3	6	(50)

Share-based compensation	$8	$16	(50)	$17	$24	(29)

The share-based compensation related to the CSRIP plans and the DSU was insignificant in both 2014 and 2013. The share price used in the fair value calculation of the Restricted Rights, LTRIP, DSU and PSU obligations at June 30, 2014 was $10.42 (2013 – $11.10).

General and Administrative Expenses (“G&A”)

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2014	2013	% change	2014	2013	% change
Gross	$43	$57	(25)	$90	$117	(23)
Per boe	4.46	4.44	—	4.57	4.58	—
Net	34	43	(21)	70	86	(19)
Per boe	$3.46	$3.37	3	$3.53	$3.37	5

On a cost basis, G&A has declined primarily due to lower staff levels resulting from on-going internal re-organizations. The effect of lower production volumes from disposition activity has led to an increase in G&A on a net per boe basis.

Restructuring Expense

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2014	2013	% change	2014	2013	% change
Restructuring	$7	$13	(46)	$11	$13	(15)
Per boe	$0.80	$1.00	(20)	$0.58	$0.50	16

In 2014, we incurred restructuring costs to streamline our organization and business processes.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Depletion, Depreciation and Accretion

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2014	2013	% change	2014	2013	% change
Depletion and depreciation (“D&D”)	$187	$264	(29)	$374	$536	(30)
D&D expense per boe	19.20	20.66	(7)	18.93	20.93	(10)

Accretion of decommissioning liability	9	11	(18)	18	22	(18)
Accretion expense per boe	$0.92	$0.87	6	$0.92	$0.87	6

Asset disposition activity in 2013 and 2014 resulted in lower D&D and accretion expense in 2014. Impairment charges in 2013 also contributed to a lower D&D expense.

Taxes

	Three months ended June 30			Six months ended June 30
(millions)	2014	2013	% change	2014	2013	% change
Deferred tax expense (recovery)	$26	$(6)	>100	$52	$(37)	>100

The increase in deferred tax expense is primarily related to unrealized foreign exchange gains recorded in the period and the reassessment of certain tax pool balances.

Foreign Exchange

	Three months ended June 30			Six months ended June 30
(millions)	2014	2013	% change	2014	2013	% change
Unrealized foreign exchange loss (gain)	$(69)	$64	>100	$6	$93	(94)

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized gain in the second quarter of 2014 was primarily due to the Canadian dollar strengthening relative to the US dollar and the unrealized loss for the first six months of 2014 mainly related to the Canadian dollar weakening relative to the US dollar in the first quarter of 2014.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Funds Flow and Net Income (Loss)

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2014	2013(2)	% change	2014	2013(2)	% change
Funds flow (1) (millions)	$298	$249	20	$567	$486	17
Basic per share	0.61	0.51	20	1.15	1.01	14
Diluted per share	0.60	0.51	18	1.15	1.01	14

Net income (loss) (millions)	143	(53)	>100	54	(168)	>100
Basic per share	0.29	(0.11)	>100	0.11	(0.35)	>100
Diluted per share	$0.29	$(0.11)	>100	$0.11	$(0.35)	>100

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.
(2)	Restated.

Funds flow increased in 2014 compared to both 2013 periods as a result of lower operating and G&A expenses as we continue to concentrate on cost reductions throughout the organization. This was partially offset by lower revenues due to asset disposition activity.

Net income increased from the comparative periods in 2013 mainly due to unrealized foreign exchange gains as the Canadian dollar strengthened in 2014 along with lower depletion and depreciation charges arising from asset disposition activity.

Capital Expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2014	2013(2)	% change	2014	2013(2)	% change
Land acquisition and retention	$—	$2	(100)	$1	$3	(67)
Drilling and completions	31	26	19	173	299	(42)
Facilities and well equipping	30	65	(54)	83	200	(59)
Geological and geophysical	1	—	100	7	9	(22)
Corporate	3	2	50	3	5	(40)
Capital carried by partners	—	(27)	(100)	(7)	(63)	(89)

Exploration and development capital (1)	65	68	(4)	260	453	(43)
Property dispositions, net	(1)	(38)	(97)	(212)	(47)	>100

Total capital expenditures	$64	$30	100	$48	$406	(91)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.
(2)	Restated.

Exploration and development capital expenditures have declined from the comparative periods in 2013 due to our more focused capital program in our core areas of the Cardium, Viking and Slave Point plays. Cost reductions and improvements in drilling cycle times have also contributed to the decline as we continue to emphasize our strategy of operational excellence. Our 2014 program is also planned to operate on a more continuous approach with a more balanced spending profile during the year.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2014	2013	% change	2014	2013	% change
E&E capital expenditures	$7	$31	(77)	$31	$60	(48)

Our E&E capital expenditures primarily relate to activities under our Peace River Oil Partnership and Cordova Joint Venture. During the second quarter of 2014, we recorded a non-cash E&E expense of $16 million (2013 – nil) primarily related to minor properties not expected to be continued into the development phase.

Loss on asset dispositions

	Three months ended June 30			Six months ended June 30
(millions)	2014	2013	% change	2014	2013	% change
Loss (gain) on asset dispositions	$—	$(4)	(100)	$48	$(4)	100

The losses recognized in income in 2014 were related to non-core property dispositions as we continue to focus our asset portfolio and work through phase two of our disposition strategy.

Goodwill

(millions)	June 30, 2014	December 31, 2013
Balance, end of period	$1,887	$1,912

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years. During the first quarter of 2014, we reduced goodwill by $25 million as a result of a portion of goodwill being allocated to non-core property dispositions.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation. Operations are continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Liquidity and Capital Resources

Capitalization

	June 30, 2014		December 31, 2013
(millions)		%		%
Common shares issued, at market (1)	$5,142	68	$4,338	61
Bank loans and long-term notes	2,234	30	2,458	34
Working capital deficiency (2)(3)	152	2	344	5

Total enterprise value	$7,528	100	$7,140	100

(1)	The share price at June 30, 2014 was $10.42 (December 31, 2013 - $8.87).
(2)	Excludes the current portion of deferred funding asset, risk management and long-term debt.
(3)	Restated.

Dividends

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2014	2013	% change	2014	2013	% change
Dividends declared	$69	$131	(47)	$138	$261	(47)
Per share	0.14	0.27	(48)	0.28	0.54	(48)

Dividends paid (1)	$69	$130	(47)	$137	$259	(47)

(1)	Includes amounts funded by the dividend reinvestment plan.

On April 30, 2014, we declared our second quarter dividend of $0.14 per share which was paid on July 15, 2014 to shareholders of record on June 30, 2014. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes. The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors.

Liquidity

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $500 million expiring on June 30, 2016 and $1.2 billion expiring on May 6, 2019. For further details on our debt instruments, please refer to the “Financing” section of this MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt capital structure. We consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks. We maintain close relationships with our lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On June 30, 2014, the Company was in compliance with all of these financial covenants which consist of the following:

	Limit	June 30, 2014
Senior debt to EBITDA (1)	Less than 3:1	2.0
Total debt to EBITDA (1)	Less than 4:1	2.0
Senior debt to capitalization	Less than 50%	23%
Total debt to capitalization	Less than 55%	23%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The senior, unsecured notes contain change of control provisions whereby if a change of control occurs the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

Financial Instruments

We had the following financial instruments outstanding as at June 30, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume		Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Forwards		90,000 mcf/d	Jul/14 – Dec/14	$3.90/mcf	$(12)
AECO Collars		50,000 mcf/d	Jul/14 – Dec/14	$3.41 to $4.17/mcf	(4)
AECO Collars		70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	—

Electricity swaps
Alberta Power Pool		70 MW	Jul/14 – Dec/14	$58.50/MWh	—
Alberta Power Pool		10 MW	Jul/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool		70 MW	Jan/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool		25 MW	Jan/16 – Dec/16	$49.90/MWh	—

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$	621	2014 – 2022	0.9986 CAD/USD	47

Cross currency swaps
10-year initial term		£57	2018	2.0075 CAD/GBP, 6.95%	(10)
10-year initial term		£20	2019	1.8051 CAD/GBP, 9.15%	1
10-year initial term		€10	2019	1.5870 CAD/EUR, 9.22%	—

Total					$18

Please refer to our website at www.pennwest.com for details on all financial instruments currently outstanding.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Outlook

This outlook section is included to provide shareholders with information about our expectations as at September 17, 2014 for production and capital expenditures in 2014 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2014, including our non-core asset disposition program.

There have been no changes to our guidance for our 2014 forecast average production of 101,000 to 106,000 boe per day, originally disclosed in our January 21, 2014 press release “Penn West Provides Fourth Quarter 2013 Operational Update and Announces Additional Non-Core Asset Dispositions for Expected Proceeds of Approximately $175 Million.”

Our 2014 Capital Budget has been revised from $900 million to $820 million to reflect the reclassification of $80 million of the budget from capital expenditures to operating expenses in connection with the restatement of certain of our historical financial statements as described in our September 18, 2014 press release “Penn West Provides Results of Internal Review of Accounting Practices, Files Restated Financial Statements and Confirms no Impact on Strategic Direction”. There is no impact on planned development capital activities for 2014 as a result of this adjustment to our guidance.

All such press releases are available on our website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Our current forecast for third quarter average production is approximately 100,000 boe per day based on field estimates. Average production in the third quarter, 2014 is expected to be lower than second quarter, 2014 as additions from planned capital activities are weighted to quarter-end; and as expected, the company experiences higher levels of planned turnaround activity in the quarter.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted expectations.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	20	0.04
Liquids production	1,000 bbls/day	25	0.05
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	6	0.01
Effective interest rate	1%	2	0.01
Exchange rate ($US per $CAD)	$0.01	20	0.04

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years and thereafter as follows:

(millions)	2014	2015	2016	2017	2018	Thereafter
Long-term debt	$—	$265	$232	$259	$479	$999
Transportation	34	77	66	60	58	318
Power infrastructure	23	11	11	11	11	10
Drilling rigs	27	21	17	12	—	—
Purchase obligations (1)	4	5	1	1	1	—
Interest obligations	64	120	107	92	71	87
Office lease (2)	29	58	57	54	54	347
Decommissioning liability (3)	$53	$72	$70	$84	$86	$183

(1)	These amounts represent estimated commitments of $7 million for CO2 purchases and $5 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $376 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Our syndicated credit facility is due for renewal on May 6, 2019. If we are not successful in renewing or replacing the facility, we could be required to obtain other facilities including term bank loans. In addition, we have an aggregate of $2.0 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

We are involved in various litigation and claims in the normal course of business and record provisions for claims as required. Recently, we have been made aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price arising out of the Restatement. Amounts claimed in these proceedings are significant but at this stage in the process, any estimate of our potential exposure or liability, if any, is premature and cannot be determined. We fully intend to vigorously defend against any such actions.

Equity Instruments

Common shares issued:
As at June 30, 2014	493,487,643
Issued pursuant to dividend reinvestment plan	1,514,219

As at September 17, 2014	495,001,862

Options outstanding:
As at June 30, 2014	18,374,673
Forfeited	(3,309,934)

As at September 17, 2014	15,064,739

Restricted Options outstanding (1):
As at June 30, 2014	316,800
Forfeited	(54,000)

As at September 17 2014	262,800

(1)	Each holder of a Restricted Option holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Internal Control over Financial Reporting

Management has evaluated whether there were any changes in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the period beginning on April 1, 2014 and ended on June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR. No such changes were identified. However, through the Review conducted by the Audit Committee (see “Explanatory Note Regarding the Restatement of Previously Issued Consolidated Financial Statements”) it was determined that the following accounting practices required adjustments to correct the previously issued financial statements for the three month periods ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012:

•	certain expenses reclassified as property, plant and equipment from operating expenses without adequate support;

•	certain expenses reclassified as royalties from operating expenses without adequate support;

•	certain accrual provisions related to capital expenditures recorded on the balance sheets which were no longer required;

•	certain property, plant and equipment incorrectly classified as operating expenses and certain operating expenses incorrectly classified as property, plant and equipment; and

•	delays in recording certain oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments.

Through our analysis, we concluded that the accounting practices that resulted in these errors demonstrated the following material weaknesses in our ICFR:

•	Control environment and supervisory material weakness – The control environment, which includes the Company’s Code of Business Conduct and Ethics and the Code of Ethics for Directors, Officers and Senior Financial Management, is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its employees, and is the foundation of the other components of ICFR. We have concluded that our former senior accounting management did not adequately establish and enforce a strong culture of compliance and controls which includes the adherence to policies, procedures and controls necessary to present financial statements in accordance with IFRS. There was a lack of awareness or willingness of some staff with knowledge of improper accounting practices to utilize the Company’s independently administered whistle blower hotline or to take other actions that could have identified the improper accounting practices to the appropriate persons on a more timely basis. This material weakness in our overall control environment was a contributing factor to the additional material weaknesses described below.

•	Journal entry material weakness – We did not maintain effective control over the recording of certain journal entries. Specifically, the Company has a journal entry policy that requires appropriate segregation of duties in that a person creating an entry is not able to approve his or her own entry. In addition, the policy requires each journal entry to include appropriate supporting documentation and analysis to ensure it is made in accordance with IFRS. These policies were not consistently applied as reviewers were in some instances approving journal entries without appropriate documentation. This allowed inappropriate journal entries with respect to inappropriately capitalizing property, plant and equipment from operating expenses and inappropriately reclassifying operating expenses to royalties.

•	Management override material weakness – We did not maintain effective controls to prevent or detect the circumvention or override of controls. Two of the accounting adjustments identified in our review are a result of senior accounting management overriding the Company’s processes related to capital cost accruals and the recording of adjustments to oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments. In both these cases, the Company’s processes generated the correct financial statement treatment of these items. However, senior accounting management overrode the outcomes from such processes and did not record the correct amounts in the appropriate period.

Each of these material weaknesses, which continued to exist at June 30, 2014, created a reasonable possibility that a material misstatement of the Company’s annual financial statements or interim financial reports would not be prevented or detected on a timely basis.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Remediation Plan for Material Weaknesses in ICFR

During 2014, before the accounting practices that led to the Restatement were brought to the new Chief Financial Officer’s attention, we began an unrelated restructuring of our accounting and finance departments. As a result of that restructuring, the senior finance and accounting personnel who were at the Company and involved in the adoption and use of the accounting practices that led to the Restatement of our financial statements described under “Explanatory Note Regarding the Restatement of Previously Issued Consolidated Financial Statements” ceased to be employed by the Company.

We are implementing appropriate remedial measures to strengthen our corporate governance, compliance and control processes. We are in the process of enhancing our internal control testing function with the support of an independent third party firm, senior management, the Audit Committee and the Board, allowing for a higher level of independent assurance from this function. We believe that increasing organizational awareness and understanding of the importance of internal controls will significantly decrease the risk of errors in our financial statements.

Senior management is also reinforcing related accounting policies through enhanced formalization of documentation requirements and additional training and procedures across the Company to better ensure compliance with Company standards and will continue to emphasize adherence to these policies on an on-going basis. We have concluded that our former senior accounting management did not adequately establish and enforce a strong culture of compliance and controls which includes the adherence to policies, procedures and controls necessary to present financial statements in accordance with IFRS. Specifically, senior management is focused on improving processes and controls by:

•	Conducting ongoing compliance, accounting policy and controls training for its accounting and finance staff and increasing awareness and ensuring effectiveness of the Company’s whistleblower line;

•	Reestablishing proper oversight within the accounting and finance functions;

•	Strengthening the capital accrual process by requiring appropriate analysis and approval of any proposed adjustments to amounts generated by the detailed process;

•	Enforcing the journal entry policy and improving controls requiring appropriate analysis, documentation and approval for all journal entries. In addition, we are reviewing approval authorities and enhancing journal entry review procedures; and

•	Improving the process for recording adjustments to oil and natural gas sales arising from adjustments to asset acquisitions or dispositions and equalizations adjustments by requiring appropriate supporting analysis, including the timing of when the adjustment should be recognized in the financial statements.

In addition to the material weaknesses discussed above, our analysis determined that a significant deficiency in ICFR was demonstrated with respect to the Company’s capitalization policy. The Company has a capitalization policy in place that establishes the criteria for expensing and capitalizing costs in accordance with IFRS. During its review of accounting entries, the Company identified instances where operating expenses were classified as capital costs and capital costs were classified as operating expenses. The instances of these errors decreased in frequency and magnitude over the restatement period as the Company refined the application of the policy. As a result, the Company has determined that as of June 30, 2014, it has a significant deficiency, but not a material weakness, related to the application of its capitalization policy. In addition to the remediation actions discussed above with respect to the material weaknesses identified, senior management is focused on the importance of consistent application of the capitalization policy through training along with enhanced clarification on areas requiring judgment.

Senior management has discussed the aforementioned material weaknesses and significant deficiency with our Audit Committee, and the Board of Directors will continue to review progress on these remediation activities on a regular and ongoing basis.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

The material weaknesses and significant deficiency cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

No assurance can be provided at this time that the actions and remediation efforts we have taken or will implement will effectively remediate the material weaknesses and significant deficiency described above or prevent the incidence of other significant deficiencies or material weaknesses in our ICFR in the future. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses and significant deficiency. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. We will continue to progress through our remediation plan.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued IFRS 9 “Financial Instruments” which outlines a new methodology for the recognition and measurement requirements for financial instruments. This new standard replaces IAS 39 “Financial Instruments: Recognition and Measurement”. This standard is effective for annual periods ending on or after January 1, 2018. We have not yet assessed the impact of this standard.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

PENN WEST SECOND QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, the key strategies within our long-term plan, including our intent to continue to streamline our business model and improve our processes with the expectation that our workflow and cost structure will continue to become increasingly competitive, and our intent to remain focused on increasing the value of each barrel we produce through an emphasis on capital efficiency, cost performance and delivery performance in an effort to increase the value for our shareholders; under “Business Environment”, our views regarding the factors affecting natural gas prices including the expectation that above average gains in natural gas storage and a cooler start to summer in North America are easing concern over winter fuel shortages, the expectation that total US natural gas marketed production is anticipated to grow at an average rate of four percent this year, the expectation that increasing US production will likely continue to put downward pressure on natural gas imports from Canada and the projections of net imports in 2014 and 2015; under “Capital Expenditures”, our intent that our 2014 capital expenditure program will operate on a more continuous approach with a more balanced spending profile during the year; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply may result in fines and penalties which could become material, our dedication to reducing the environmental impact from our operations through our environmental programs and the nature of these programs, our intention that our operations will be continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate; under “Liquidity and Capital Resources”, all matters relating to our dividend policy, including the the factors that may affect the amount of dividends that we pay in the future (if any), our intention to actively manage our debt portfolio and consider opportunities to reduce or diversify our debt capital structure, our intention to consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks, our intention to monitor credit market developments, and our belief that these actions and plans may increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies; under “Outlook”, the amount of our 2014 development capital expenditure budget, our forecast 2014 average daily production levels and our expectation that third quarter 2014 average production will be lower than second quarter 2014 average production; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period, including risk management contracts entered to date; under “Contractual Obligations and Commitments”, our intent to vigorously defend against any legal actions relating to damages alleged to have been incurred due to a decline in share price arising out of the restatement; and under “Remediation Plan for Material Weaknesses in ICFR”, our intent to implement the appropriate remedial measures to strengthen our corporate governance, compliance and control processes, our plans to enhance our internal control testing function with the support of an independent third party firm, senior management, the Audit Committee and the Board, which is expected to allow for a higher level of independent assurance from this function, our belief that increasing organizational awareness and understanding of the importance of internal controls will significantly decrease the risk of errors in our financial statements, our intent to continue to emphasize adherence to these policies on an ongoing basis, the intent of our senior management to focus on enhancing processes and controls by conducting ongoing compliance, accounting policy and controls training for its accounting and finance staff, increasing awareness and ensuring effectiveness of the Company’s whistleblower line, reestablishing proper oversight within the accounting and finance functions, enforcing the journal entry policy and improving controls requiring appropriate analysis, documentation and approval for all journal entries and improving the process for recording adjustments to oil and natural gas sales and associated volumes related to closing adjustments on asset acquisitions or dispositions and equalizations adjustments by requiring appropriate supporting analysis, including the timing of when the adjustment should be recognized in the financial statements, the intent of our senior management to focus on the importance of consistent application of the capitalization policy through training along with enhanced clarification on areas requiring judgment, and the intent of our

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Audit Committee and Board to continue to review progress on these remediation activities on a regular and ongoing basis.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the terms and timing of asset sales to be completed under our ongoing program to sell non-core assets; our ability to execute or long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; our ability to add production and reserves through our development and exploitation activities; our ability to effectively implement new ICFR policies to significantly decrease the risk of errors in our financial statements and increase the effectiveness of our ICFR; and that our senior management and other employees will adhere to any new ICFR policies adopted by the Company. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Outlook” and “Sensitivity Analysis”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, whether due to the failure to receive requisite regulatory approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including those discussed herein; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the risk that any new policies relating to ICFR will not effectively remediate the material weaknesses and significant deficiency described above or prevent the incidence of other significant deficiencies or material weaknesses in our

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ICFR in the future; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Revised Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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